Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders
For the Second Quarter ended
June 30, 2003



Head Office
Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
T (34) 98 583 1500
F (34) 98 583 2169

Investor Relations
1880 Queen Street East
P.O. Box 807
Toronto, ON M4L 3M9
T (416) 686 0386
F (416) 686 6326
E gold@rionarcea.com

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER ENDED JUNE 30, 2003

(All dollar amounts in U.S. currency unless otherwise stated)

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reported revenues of $14,798,200 for the second quarter 2003 compared to $18,012,400 in the same period last year. Operating cash flow was $3,578,400 during the quarter compared to $3,565,200 a year ago. The Company reported a net loss of $318,700 ($0.00 per share) compared to net income of $6,039,600 ($0.09 per share) in the same period of 2002.

For the six months ending June 30, 2003, the Company increased its operating cash flow to $7,655,900 and its revenues to $30,372,700 compared to operating cash flow of $3,938,700 and revenues of $24,778,100 for the first half of 2002. Net income was $659,100 ($0.01 per share) for the period compared to $4,201,700 ($0.06 per share) in 2002.

Second Quarter Highlights

- Gold production of 42,196 ounces at a cash cost of $127 per ounce
- Revenues of $14.8 million
- Cash flows from operating activities of $3.6 million
- Working capital of $28.3 million, including cash and cash equivalents of $23.3 million
- Receipt in June of a positive environmental impact declaration for Aguablanca
- Corcoesto and El Valle underground feasibility studies progressing well
- Debt-to-equity ratio down to 15% from 26% at year-end 2002

Subsequent Events

- Granting of exploitation licence at Aguablanca and the appointment of Fluor Corporation for the construction
- Closing of $47 million loan facility for the construction of Aguablanca
- Equity issue for gross proceeds of CDN$45 million ($32.2 million)

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes for the second quarter ended June 30, 2003 *(see note 2)*.

Results of Operations

Rio Narcea reported a net loss of $318,700 ($0.00 per share) for the second quarter of 2003 compared to net income of $6,039,600 ($0.09 per share) during the same period last year. Revenue from gold sales in the second quarter decreased to $14,798,200 from production of 42,196 ounces compared to $18,012,400 from production of 61,674 ounces in the corresponding 2002 period.

The second quarter gold production was in line with the mine plan whereas, in the same period last year, gold production exceeded the mine plan as a result of the higher head grades encountered in the main Charnela zone of the El Valle pit.

The loss in the second quarter was mainly due to the Company's increased exploration expenditures, of which $2.8 million was expensed compared to $0.9 million in the same period of 2002. The Company capitalizes only exploration and development costs in projects having a bankable feasibility study. In addition, as a result of the significant strengthening of the Euro against the U.S. dollar (average exchange rate of $1.14/Eur in the second quarter of 2003 versus $0.92/Eur in the comparable period of 2002), operating expenses increased by 24%, or approximately $3.0 million, for the second quarter of 2003 compared to the same period last year.

Rio Narcea realized an average gold price of $331 per ounce in the second quarter of 2003 versus $306 per ounce in the same period of 2002. The average spot price in the second quarter was $347 per ounce versus $313 per ounce for the same period in 2002.

During the six months period ended June 30, 2003, inventories of final products increased by 8,118 ounces due to ounces of gold produced being higher than ounces of gold sold. These final products were sold during the first days of July. Inventories of final products are valued at production cost and amounted to $406,600 as at December 31, 2002 and $2,859,400 at June 30, 2003.

A reconciliation of gold sales before giving effect to hedging transactions to Gold sales in the consolidated statements of operations and deficit follows:

	Three Months Ended June 30,				Six Months Ended June 30,			
	2003		2002		**2003**		2002	
	$000	**$/oz**	$000	$/oz	**$000**	**$/oz**	$000	$/oz
Gold sales before hedging	**15,185**	**331**	16,846	306	**28,682**	**345**	23,226	298
Cash gold hedging effect	**(19)**	**(0)**	-	-	**(19)**	**(0)**	-	-
Cash foreign exchange hedging effect	**-**	**-**	-	-	**-**	**-**	(285)	(4)
Realized gold sales	**15,166**	**331**	16,846	306	**28,663**	**345**	22,941	294
Non-cash gold hedging effect	**(322)**	**(7)**	291	5	**(626)**	**(8)**	595	8
Gold sales after hedging	**14,844**	**324**	17,137	311	**28,037**	**337**	23,536	302
Effect of the variation in the inventories of final products (*)	**(46)**		875		**2,336**		1,242	
Gold sales	**14,798**		18,012		**30,373**		24,778	
Average spot price		**347**		313		**350**		302
Production (oz)		**42,196**		61,674		**91,261**		86,791
Sales (oz)		**45,815**		55,082		**83,143**		77,923

(*) Final products are valued at production cost.

Operating expenses in the second quarter of 2003 totaled $15,770,800 compared to $15,300,900 for the same period last year. In terms of cost per ounce, cash operating costs per ounce (see Non-GAAP measures section) increased to $127 per ounce in the second quarter of 2003 from $114 per ounce for the same period in 2002 mainly as a result of lower gold production and a stronger Euro, partially offset by a reduction in stripping expenditures. Total production costs (see Non-GAAP measures section) were $268 per ounce in the second quarter of 2003 compared to $219 per ounce in the second quarter of 2002.

Depreciation and amortization expenses for the second quarter decreased to $2,772,200 compared to $4,181,800 for the second quarter of 2002. On a per ounce of gold produced basis, depreciation and amortization was $66 for the quarter compared to $69 for the same period in 2002.

Exploration expenses amounted to $2,838,700 in the second quarter compared to $911,300 during the same period in 2002 as a result of increased exploration activities at the Corcoesto and Lugo gold projects and in the Ossa Morena region.

Administrative and corporate expenses increased to $1,437,200 in the second quarter from $684,500 during the corresponding period of 2002 mainly as a result of additional expenses in relation to corporate activities, development of the Aguablanca project and increased legal and audit fees, largely related to the re-audit of the financial statements for the three years ended December 31, 2001.

Financial revenues and expenses contributed $653,900 to net revenues in the second quarter of 2003 compared a contribution of $3,328,100 for the corresponding period in 2002. The stronger Euro against the U.S. dollar during the second quarter resulted in a gain of $947,300 on exchange rate differences, largely in respect of the Company's loans. Interest expense and amortization of financing fees decreased to $416,000 from $605,300 in the second quarter of 2002 due to a reduction in outstanding debt.

Financial Highlights

(US$000 except where stated)	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2003
Revenues	**14,798**	18,012	**30,373**	24,778
Net income (loss)	**(319)**	6,040	**659**	4,202
Net income (loss) per share – basic	**0.00**	0.09	**0.01**	0.06
Cash flow provided by operating activities	**3,578**	3,565	**7,656**	3,939
Weighted average shares outstanding – basic (in millions)	**94.7**	65.5	**91.9**	65.3

(US$000)	**June 30, 2003**	December 31, 2002
Working capital	**28,331**	9,069
Long-term debt	**11,187**	13,593
Shareholders' equity	**76,186**	52,992

Operations Review

El Valle and Carlés gold mines

Rio Narcea continued its solid operational performance in the second quarter of 2003 by producing 42,196 ounces of gold at a cash cost of $127 per ounce. The El Valle plant processed 198,854 tonnes of ore at an average gold grade of 7.1 g/t with recoveries of 92.7%, performing in accordance with the mine plan and budget parameters.

The intensive cyanidation circuit commissioned at the end of last year continued to achieve its objective of passing more gold to high margin dore instead of gravity concentrates with their associated higher smelting, refining and transportation costs. The installation of this circuit has proven to be an unqualified success for the Company.

The El Valle plant received 31,482 tonnes of ore for treatment from the Carlés Mine during the quarter. The Carlés ore continued to be fed into the plant at an approximate 15%-20% blend with the El Valle ore. Significant process improvements during 2003 have resulted in the production of higher quality concentrates from this ore blend, specifically as a result of the reduction in arsenic and bismuth levels.

As at the end of the second quarter, the Company had completed infrastructure preparations and definition drilling at Carlés East for development ore to be extracted in July with stope production to commence in August. Underground development to access the Carlés North orebody continued on schedule and definition drilling is scheduled to start in the third quarter.

The following table provides a summary of operations for the second quarter and first six months of 2003 compared with the same periods in 2002:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2002
Tonnes of ore milled	**198,854**	202,778	**379,638**	367,644
Grade (g/t)	**7.1**	9.9	**8.0**	7.8
Recovery (%)	**92.7**	95.7	**93.7**	94.0
Gold production (oz)	**42,196**	61,674	**91,261**	86,791
Cash operating cost ($/oz)(*)	**127**	114	**124**	150
Total operating cost ($/oz)(*)	**374**	248	**340**	266

(*) See Non-GAAP measures section.

As a result of exceeding planned mine production for the first six months of 2003, the Company has upwardly revised its gold production forecast for the year 2003 to approximately 170,000 ounces at a cash cost of approximately $135 per ounce. This revision is the result of the ore treated being of a higher grade than was estimated in the reserve model.

Aguablanca nickel project

On June 17, 2003, the Company announced that it had received a positive environmental impact declaration from the Spanish Ministry of Environment for the development of the Aguablanca nickel sulfide project in southern Spain. In early August, the Council of Ministers of Spain granted the exploitation license for the project. The Company is well advanced in discussions with the local authorities for obtaining the necessary municipal license prior to starting construction of the plant.

Rio Narcea has awarded the engineering contract for the construction of the project to Fluor Corporation, with whom it has been advancing the engineering plans for the plant under an interim contract. Aguablanca is expected to produce annually approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. The Aguablanca mine is scheduled for commissioning by the end of the second quarter of 2004.

In addition, on August 21, 2003, the Company closed a $47 million debt facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd for the construction of the project *(see note 6)*. Capital expenditures for Aguablanca were revised upward to $70 million from the previously estimated $62.5 million (including VAT and necessary working capital) due primarily to the strengthening of the Euro versus the U.S. dollar. Average total cash operating costs for the life of the mine are now expected to be around $1.80/lb of nickel equivalent (net of by-products credits and smelter costs). The additional funds required to finance the construction of the project will come from a US$6.5 million VAT reimbursement loan, available cash resources of the Company and the equity issue raised on August 22, 2003.

Development and Exploration Projects

Gold Projects

Rio Narcea completed infill drilling programs at El Valle and Corcoesto while continuing exploration on the Lugo gold project with 13,588 meters of drilling in 137 holes on the Company's gold properties during the second quarter. Infill drilling is also in progress underground at the Carlés gold mine. The results of the infill programs are being incorporated into feasibility studies by Australian Mining Consultants of Perth, Australia for the underground at El Valle and by Metallurgical Design and Management of Johannesburg, South Africa for the Corcoesto deposit. Pincock, Allen and Holt of Denver, Colorado have been contracted to provide an independent review of the work at Corcoesto. Both studies are now expected for completion by the end of the third quarter 2003.

Two underground drills exploring for additional mineralization south and east of the El Valle pit intersected significant gold mineralization including 4.8 meters averaging 30.1 g/t in VAL 1033 in the North Black Skarn zone and 7.6 meters averaging 31.4 g/t in VAL 1034 in the eastern extension of Area 107. The gold intercept in VAL 1034 is a 100-meter offset to the nearest hole in the zone.

One surface rig is drilling from the bottom east edge of the main pit to investigate a large mineralized structure that was identified by a deep drilling program at El Valle at the end of 2002. The assays from VAL 208 show a new zone of gold mineralization with 56.5 meters averaging 9.9 g/t at a depth of 18.6 meters. The zone is thought to represent a depth extension to the El Valle fault zone. At a down hole depth of 279 meters, VAL 208 also intercepted a second zone of 5.8 meters averaging 13.0 g/t gold near the limestone contact of a porphyry dike in the East Breccia zone.

Exploration on the Lugo project includes simultaneous programs of soil and rock chip sampling, trenching, and drilling. As at the end of the quarter, 1,741 meters have been drilled in 14 holes on the Lugo project. Although significant soil anomalies and trench intercepts were identified in the Chousa area, nearly all mineralized drill intercepts to date are near the surface and seem to show the influence of recent supergene enrichment and remobilization caused by weathering and karst formation. Work is continuing to identify the location of the feeder structures or controls for the emplacement of mineralizing intrusives. An additional 1,000 meters of drilling are planned to test selected targets at Chousa and mineralized occurrences in the northern Lugo property.

Nickel Projects

Exploration on Rio Narcea's nickel sulfide properties in southern Spain continues at Aguablanca while advancing drill targets in the Ossa Morena zone of Spain and Portugal. Four rigs drilled 3,533 meters in 21 holes on the Company's nickel properties during the second quarter.

Shallow drilling at the Aguablanca deposit tested low intensity EM and IP anomalies west of the main orebody as part of sterilization drilling program below the planned waste dumps and plant sites. The holes intercepted doleritic dikes in possible feeder structures containing small zones of mineralized breccia with minor disseminated sulfides.

The Company is also drilling three exploration targets on the Ossa Morena project to conduct down-hole EM surveys while evaluating significant soil nickel anomalies in mafic and ultramafic rocks with related magnetic and IP anomalies. The drilling has intercepted large zones of low grade disseminated nickel sulfide mineralization in each of the targets with narrow higher grade intercepts in semi-massive sulfides. An EM survey at Tejadillas identified a small, strong conductor 100 meters north of the current drilled area. The target will be the object of future holes on the project. Similar surveys are in progress at Argallon, 60 kilometers northeast of Aguablanca, and at the Elvas target on the Campo Maior property of southern Portugal.

Capital Resources and Liquidity

At June 30, 2003, the Company had $23,324,200 in cash and cash equivalents and working capital of $28,331,200.

With good operating results and higher gold prices, operating cash flow totaled $3,578,400 in the second quarter of 2003 compared to $3,565,200 in the same period in 2002. Before working capital adjustments, cash flow from operations was $5,341,600 compared with $8,570,700 in the same period of 2002.

For the three months ended June 30, 2003, capital expenditures totaled $4,806,400 compared to $962,200 for the same period in 2002. Capital expenditures included $2,928,900 for mine development, of which $2,500,000 was the payment to Atlantic Copper in April 2003 in relation to the acquisition of the Aguablanca project; $1,700,500 for land, buildings and equipment and $177,000 for other assets. For the second quarter of 2002, capital expenditures were $212,300 for mine development and $749,900 for land, buildings and equipment. For the remaining of 2003, capital expenditures will significantly increase as the Company commences construction of the Aguablanca plant facility. The Company expects to fund these expenditures from existing cash and cash equivalents balances, drawdowns under the Investec and Macquarie debt facility and proceeds of the equity issue *(see note 6)*.

The Company realized $602,300 from the exercise of employee stock options during the second quarter of 2003.

For the second quarter of 2003, financing fees and other expenses amounted to $331,400, in relation to due diligence work by Investec and Macquarie for obtaining a credit facility for the construction of the Aguablanca mine.

Balance Sheet

The carrying amount of the mineral properties, net of depreciation, amounted to $32,075,600 at June 30, 2003 compared to $27,712,700 at December 31, 2002. At June 30, 2003, the Company's total assets were $107,884,600 compared to $86,240,500 at December 31, 2002.

Inventories increased to $6,037,200 as of June 30, 2003 from $2,315,800 as of December 31, 2002. This increase is due to gold produced during the six months period ended June 30, 2003 but not sold by the end of that period (8,118 ounces) and to an increase of approximately $1.2 million in mine operating supplies.

As of June 30, 2003, current liabilities amounted to $15,802,300 compared to $15,690,500 at December 31, 2002.

As of June 30, 2003, shareholders' equity increased to $76,185,700 from $52,992,100 at December 31, 2002. This increase resulted primarily from the special warrant issue of $16,282,500 and a positive translation adjustment. The Company further reduced its debt to equity ratio to 15% compared to 26% at the end of 2002.

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended June 30,				Six Months Ended June 30,			
	2003		2002		**2003**		2002	
	$000	**$/oz**	$000	$/oz	**$000**	**$/oz**	$000	$/oz
Deferred stripping and other mining expenses	**5,435**	**129**	6,542	106	**13,185**	**145**	9,685	112
Plant expenses	**2,979**	**71**	2,223	36	**5,055**	**55**	4,325	50
Smelting, refining and transportation	**268**	**6**	996	16	**735**	**8**	2,180	25
Sale of by-products	**(150)**	**(4)**	(464)	(8)	**(439)**	**(5)**	(1,968)	(23)
Adjustments:								
Reclamation costs	**(144)**	**(3)**	(85)	(1)	**(280)**	**(3)**	(124)	(1)
Stripping	**(3,021)**	**(72)**	(2,172)	(35)	**(6,984)**	**(76)**	(1,062)	(13)
Cash operating cost [a]	**5,367**	**127**	7,040	114	**11,272**	**124**	13,036	150
Depreciation and amortization expenses	**2,772**	**66**	4,182	69	**5,121**	**56**	5,348	61
Adjustments	**3,165**	**75**	2,257	36	**7,264**	**79**	1,186	14
Total production cost	**11,304**	**268**	13,479	219	**23,657**	**259**	19,570	225
Administrative and corporate expenses	**1,437**	**34**	685	11	**2,468**	**27**	1,325	15
Exploration costs	**2,839**	**67**	911	15	**4,616**	**51**	1,907	22
Other income (expense)	**191**	**5**	226	3	**248**	**3**	307	4
Total operating cost	**15,771**	**374**	15,301	248	**30,989**	**340**	23,109	266
Production (oz)	**42,196**		61,674		**91,261**		86,791	

(a) Cash operating cost and Total production cost per ounce data is calculated in accordance with The Gold Institute Production Cost Standard. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

Outlook

Gold production for 2003 is now forecast to be approximately 170,000 ounces compared to the original budget of 155,000 ounces. The increase in the anticipated gold production reflects the impact of higher grades being mined from the Charnela zone of the El Valle pit and improved efficiencies in the plant, and should result in continued strong cash flows from operations.

There are no major capital expenditures budgeted at the El Valle operation during the remainder of 2003 other than the continuation of underground development below the mined out Boinas East pit and expansion of the tailings facilities. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at the El Valle operation. Results of the El Valle underground and the Corcoesto feasibility studies will be available in the third quarter of 2003.

With the key mining permits in place and closing of the loan facility, construction of the Aguablanca nickel mine is expected to commence in September pending the receipt of the municipal licence. The project is now scheduled for commissioning by the end of the second quarter of 2004.

On August 22, 2003, Rio Narcea entered into an agreement with a syndicate of underwriters co-led by BMO Nesbitt Burns Inc., Haywood Securities Inc. and Sprott Securities Inc. under which the underwriters have agreed to buy 16.1 million units from Rio Narcea and sell to the public at a price of CDN$2.80 per unit, representing a total amount of CDN$45.1 million ($32.2 million). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which is expected on or about September 11, 2003.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

(stated in U.S. dollars)	June 30, 2003 $	December 31, 2002 $
ASSETS		
Current		
Cash and cash equivalents	23,324,200	7,736,500
Restricted cash	313,800	287,900
Inventories	6,037,200	2,315,800
Stockpiled ore	6,245,100	6,290,300
Accounts receivable		
Government grants	343,400	581,700
VAT and other taxes	3,533,800	2,571,100
Trade receivables	2,431,100	2,562,300
Other current assets	1,904,900	2,413,800
Total current assets	44,133,500	24,759,400
Mineral properties, net	32,075,600	27,712,700
Deferred stripping costs, net	23,074,300	27,804,700
Other assets	8,601,200	5,963,700
	107,884,600	86,240,500
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term bank indebtedness	222,100	151,400
Accounts payable and accrued liabilities	11,557,400	11,489,900
Current portion of long-term debt	4,022,800	4,049,200
Total current liabilities	15,802,300	15,690,500
Other long-term liabilities	4,709,400	3,965,100
Long-term debt	11,187,200	13,592,800
Total liabilities	31,698,900	33,248,400
Shareholders' equity		
Common shares *(note 3)*	105,212,900	84,098,400
Stock options *(note 3)*	1,147,200	706,800
Special warrants *(note 3)*	—	3,913,800
Common share purchase options	972,900	972,900
Deficit	(28,691,100)	(29,350,200)
Cumulative foreign exchange translation adjustment	(2,456,200)	(7,349,600)
Total shareholders' equity	76,185,700	52,992,100
	107,884,600	86,240,500

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

          John W. W. Hick   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
(stated in U.S. dollars)	$	$	$	$
		(restated – note 7)		(restated – note 7)
OPERATING REVENUES				
Gold sales	**14,798,200**	18,012,400	**30,372,700**	24,778,100
	14,798,200	18,012,400	**30,372,700**	24,778,100
OPERATING EXPENSES				
Deferred stripping and other mining expenses	**(5,434,800)**	(6,541,700)	**(13,185,200)**	(9,684,600)
Plant expenses	**(2,978,800)**	(2,222,600)	**(5,055,400)**	(4,325,400)
Smelting, refining and transportation	**(267,500)**	(995,900)	**(735,100)**	(2,180,200)
Sale of by-products	**149,700**	464,400	**438,500**	1,968,300
Depreciation and amortization expenses	**(2,772,200)**	(4,181,800)	**(5,120,700)**	(5,347,900)
Exploration costs	**(2,838,700)**	(911,300)	**(4,615,600)**	(1,906,900)
Administrative and corporate expenses	**(1,437,200)**	(684,500)	**(2,467,900)**	(1,324,600)
Other income (expenses)	**(191,300)**	(227,500)	**(247,900)**	(307,900)
	(15,770,800)	(15,300,900)	**(30,989,300)**	(23,109,200)
Operating earnings (loss)	**(972,600)**	2,711,500	**(616,600)**	1,668,900
FINANCIAL REVENUES AND EXPENSES				
Interest income	**122,600**	8,100	**174,500**	23,200
Foreign currency exchange gain (loss)	**947,300**	3,925,300	**1,939,100**	3,563,700
Interest expense and amortization of financing fees	**(416,000)**	(605,300)	**(837,900)**	(1,054,100)
	653,900	3,328,100	**1,275,700**	2,532,800
Income (loss) before income tax	**(318,700)**	6,039,600	**659,100**	4,201,700
Provision for income tax	**—**	—	**—**	—
Net income (loss)	**(318,700)**	6,039,600	**659,100**	4,201,700
Deficit, beginning of period	**(28,372,400)**	(40,885,600)	**(29,350,200)**	(39,047,700)
Deficit, end of period	**(28,691,100)**	(34,846,000)	**(28,691,100)**	(34,846,000)
Net income (loss) per share – basic	**(0.00)**	0.09	**0.01**	0.06
Net income (loss) per share – diluted	**(0.00)**	0.08	**0.01**	0.06
Weighted average common shares outstanding – basic (note 3)	**94,707,861**	65,459,422	**91,928,467**	65,262,635
Weighted average common shares outstanding – diluted (note 3)	**94,707,861**	77,290,079	**95,550,303**	71,912,369

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
(stated in U.S. dollars)	**$**	$	**$**	$
		(restated – note 7)		*(restated – note 7)*
OPERATING ACTIVITIES				
Net income (loss)	**(318,700)**	6,039,600	**659,100**	4,201,700
Add (deduct) items not requiring cash				
Depreciation and amortization	**2,772,200**	4,181,800	**5,120,700**	5,347,900
Deferred financing fees	**99,300**	158,200	**189,200**	158,200
Reclamation liability accrual and Other long-term liabilities	**143,700**	85,300	**280,400**	123,500
Foreign exchange	**(685,800)**	(3,099,900)	**(1,229,600)**	(2,904,600)
Accretion of interest on long-term debt	**44,000**	99,900	**88,100**	199,900
Non-cash put/call program income	**322,100**	(290,800)	**626,300**	(595,100)
Options and shares granted	**—**	261,000	**174,900**	289,400
Amortization of deferred stripping costs	**4,779,000**	5,509,600	**10,381,500**	7,762,600
Deferred stripping expenditures	**(1,757,700)**	(3,337,700)	**(3,397,800)**	(6,700,800)
Purchase premium of the purchased call options	**(56,500)**	(1,036,300)	**(1,981,700)**	(1,036,300)
Changes in components of working capital				
Inventories	**(632,500)**	(635,900)	**(3,397,600)**	(1,243,000)
Stockpiled ore	**(400,700)**	(205,300)	**215,700**	(60,300)
VAT and other taxes	**(483,800)**	(734,600)	**(708,000)**	143,400
Trade receivables	**(383,800)**	(621,100)	**131,200**	(272,600)
Other current assets	**(166,200)**	(928,100)	**472,500**	(684,000)
Accounts payable and accrued liabilities	**303,800**	(1,880,500)	**31,000**	(791,200)
Cash provided by operating activities	**3,578,400**	3,565,200	**7,655,900**	3,938,700
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(4,806,400)**	(962,200)	**(7,375,100)**	(1,733,700)
Grant subsidies received from the Spanish Government	**28,900**	(202,000)	**280,800**	402,700
Long-term deposits and restricted investments	**16,600**	(130,100)	**(205,400)**	(130,100)
Cash used in investing activities	**(4,760,900)**	(1,294,300)	**(7,299,700)**	(1,461,100)
FINANCING ACTIVITIES				
Proceeds from issue of common shares	**602,300**	120,900	**800,800**	168,200
Proceeds from issue of special warrants	**—**	295,600	**17,730,900**	2,822,700
Financing fees on issue of special warrants	**—**	(85,700)	**(1,065,400)**	(405,200)
Proceeds from bank loans and other long-term liabilities	**41,600**	—	**103,000**	—
Financing fees on bank loans	**(331,400)**	—	**(331,400)**	—
Repayment of bank loans	**(103,700)**	(2,875,700)	**(2,700,600)**	(3,939,100)
Cash provided by financing activities	**208,800**	(2,544,900)	**14,537,300**	(1,353,400)
Foreign exchange gain on cash held in foreign currency	**489,000**	24,900	**694,200**	74,600
Net increase in cash during the year	**(484,700)**	(249,100)	**15,587,700**	1,198,800
Cash and cash equivalents, beginning of period	**23,808,900**	3,253,000	**7,736,500**	1,805,100
Cash and cash equivalents, end of period	**23,324,200**	3,003,900	**23,324,200**	3,003,900
Supplemental cash flow information				
Interest paid in cash	**388,700**	550,700	**608,300**	1,170,900
Income taxes paid in cash	**—**	—	**—**	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2003 and 2002 (unaudited)

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries Rio Narcea Gold Mines, S.A. ("RNGMSA"), Rio Narcea Recursos, Ltd. ("RNRLtd"), Rio Narcea Recursos, S.A. ("RNRSA"), Rio Narcea Nickel, S.A. ("RNNSA") and Naraval Gold, S.L. ("Naraval"). The Company was incorporated under the Canada Business Corporations Act on February 22, 1994 as a numbered company and began operations on July 8, 1994 with the acquisition of RNGMSA.

Investment in mineral properties

The Company started construction of a mine and plant at El Valle ("El Valle") in the first quarter of 1997, with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit mine ("Carlés"). In July 2002, the Company received a positive bankable feasibility study for the open pit portion of its Aguablanca nickel deposit.

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop the mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the US$/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines and Aguablanca nickel project.

2. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company's audited financial statements for the year ended December 31, 2002. The unaudited interim financial statements and related notes do not conform in all respects to Canadian generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2003 and 2002 (unaudited)

3. SHARE CAPITAL

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

Details of issued and outstanding shares are as follows:

	Shares #	Amount $
Common shares		
Balance, December 31, 2002	71,729,626	84,098,400
Issuance of cash		
Exercise of employee stock options	833,832	552,600
Exercise of non-employee stock options	400,896	365,600 (*)
Exercise of special warrants		
Issued in March 2002	9,900,000	3,913,800
Issued in February 2003	12,000,000	16,282,500
Balance, June 30, 2003	94,864,354	105,212,900

(*) Includes $117,400 related to the fair value of the exercised stock options, which had been initially recorded in Stock options.

Non-Employee stock options

Non-employee stock options outstanding as at June 30, 2003 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$	Weighted average remaining life Years	Accounted Fair Value US$
1,000,000	1,000,000	$0.77	1.6	693,600
315,604	315,604	$0.80	0.7	85,700
576,500	576,500	$2.39	1.1	368,000
1,892,104	**1,892,104**	**$1.27**	**1.3**	**1,147,300**

During 2002, the Company issued 833,332 stock options to HSBC in consideration for consulting services provided. An additional 166,668 stock options with the same terms were issued in January and February 2003 under the same consulting agreement. No other stock options are pending to be issued in this respect.

In addition, in February 2003, the Company issued 600,000 stock options to Haywood Securities Inc., Griffiths McBurney & Partners, Dundee Securities Corporation and Salman Partners Inc., as part of the agent fees in relation to the special warrants issued on that date *(see "Special warrants" section below)*.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2003 and 2002 (unaudited)

3. SHARE CAPITAL (continued)

Special warrants

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 ($4,548,800) of which CDN$2,667,000 ($1,773,000) was initially escrowed pending receipt for the final prospectus and finally collected on August 12, 2002, together with the accrued interest. Net proceeds received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the 693,000 additional warrants granted to the agent as part of its fees).

Each special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one common share of the Company. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002 due to the requirement to restate and re-audit its financial statements, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares were issuable upon exercise of the special warrants.

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 special warrants at a price of CDN$2.25 per special warrant for gross proceeds of CDN$27,000,000 ($17,730,900). Net proceeds received after payment of expenses related to the offering were $16,665,500 (excluding expenses of $383,000, being the fair value of 600,000 additional warrants granted to the agent as part of its fees). Each special warrant entitled the holder to acquire, without further payment, one common share of the Company.

On March 7, 2003, the Company obtained a receipt for a final prospectus that qualified the special warrants issued in March 2003 and in February 2002, respectively, and all the special warrants were exercised into common shares of the Company on March 14, 2003.

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at June 30, 2003 were exercised or converted:

	Number of shares
Common shares outstanding at June 30, 2003	94,864,354
Options to purchase common shares	
Employee Stock Option Plan	5,520,803
Share purchase options related to debt	3,500,000
Options issued to service suppliers	1,892,104
	105,777,261

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2003 and 2002 (unaudited)

3. SHARE CAPITAL (continued)

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
	$	**$**	**$**	**$**
Basic income (loss) per share computation				
Numerator:				
Net income (loss)	**(318,700)**	6,039,600	**659,100**	4,201,700
Net income (loss) applicable to common shares	**(318,700)**	6,039,600	**659,100**	4,201,700
Denominator				
Weighted average common shares outstanding	**94,707,861**	65,459,422	**85,568,467**	65,262,635
Weighted average special warrants outstanding	**—**	—	**6,360,000**	—
Sum	**94,707,861**	65,459,422	**91,928,467**	65,262,635
Basic income (loss) per common share	**(0.00)**	0.09	**0.01**	0.06
Diluted income (loss) per share computation				
Numerator:				
Net income (loss)	**(318,700))**	6,039,600	**659,100**	4,201,700
Net income (loss) applicable to common shares, assuming dilution	**(318,700)**	6,039,600	**659,100**	4,201,700
Denominator				
Weighted average common shares outstanding	**94,707,861**	65,459,422	**85,568,467**	65,262,635
Weighted average special warrants outstanding	**—**	—	**6,360,000**	—
Dilutive effect of:				
Stock options	**—**	378,921	**997,939**	190,688
Special warrants	**—**	9,000,000	**—**	5,071,823
Common share purchase options	**—**	1,450,165	**1,183,944**	730,716
Employee stock options	**—**	1,001,571	**1,439,953**	656,507
Sum	**94,707,861**	77,290,079	**95,550,303**	71,912,369
Diluted income (loss) per common share	**(0.00)**	0.08	**0.01**	0.06

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2003 and 2002 (unaudited)

4. EMPLOYEE STOCK OPTIONS

The following is a continuity schedule for the first six months of 2003 of options outstanding under the Company's 1994 and 1996 employee stock option plans (each, an "ESOP"), which were put into effect in June 1994 and November 1996, respectively:

	Number of options	Weighted average exercise price CDN$
Balance, December 31, 2002	4,905,635	$1.50
Granted	1,449,000	$2.07
Exercised	(833,832)	$0.98
Balance, June 30, 2003	5,520,803	$1.71

Of the total number of options reflected in the above table, 1,416,300 relate to the 1994 ESOP and 4,104,503 relate to the 1996 ESOP.

On February 19, 2003, the Company granted 1,349,000 new stock options under the 1996 ESOP, with a strike price of CDN$2.05 and a maturity of 5 years. In addition, 100,000 further stock options, with a strike price of CDN$2.30 and a maturity of 5 years, were issued in June 2003.

Pro forma disclosures

For purposes of the pro forma disclosures required by Section 3870 of the CICA Handbook, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal June 2003: 5.0 years expected term, 90% volatility, 3.0% interest rate and an expected dividend yield of 0% since no dividend payments were made; and for fiscal June 2002: 5.0 years expected term, 92% volatility, 5.0% interest rate and an expected dividend yield of 0% since no dividend payments were made.

The total pro forma fair value of options granted in each of the three and six month periods ended June 30, 2003 and 2002 was as follows:

	Pro forma fair value of options granted $
Options granted in the three month period ended	
June 30, 2002	18,700
June 30, 2003	117,200
Options granted in the six month period ended	
June 30, 2002	18,700
June 30, 2003	1,403,900

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized over the options' vesting period.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2003 and 2002 (unaudited)

4. EMPLOYEE STOCK OPTIONS (continued)

The cost of stock-based compensation for the three month period ended June 30, 2003 and 2002 would be $240,300 and $53,700, respectively ($421,900 and $107,500, for the six month periods ended June 30, 2003 and 2002, respectively). The resulting pro forma net income (loss) and net income (loss) per share is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2003 $	2002 $	2003 $	2002 $
Pro forma net income (loss) attributable to common shareholders	(1,096,100)	5,985,900	(299,900)	4,094,200
Pro forma net income (loss) per common share-				
Basic	(0.01)	0.09	(0.00)	0.06
Diluted	(0.01)	0.08	(0.00)	0.06

5. DERIVATIVE FINANCIAL INSTRUMENTS

In February 2003, the Company purchased call options with the same term to maturity and exercise price as some of the Euro 405/oz call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the offset written call options denominated in Euros. The fair value of the purchased call options on the date of purchase was $1,925,200. This amount was recorded in Other assets and Other current assets depending on its maturity. As at March 31 and June 30, 2003, the increase in the fair value of the purchased call options was equal to the decrease in the fair value of the written call options, therefore, eliminating any impact on net income.

6. SUBSEQUENT EVENTS

Aguablanca Project

In August 2003, the Company awarded the engineering lump sum contract for the construction of the Aguablanca plant to Fluor Corporation, with whom it has been advancing the engineering plans for the plant construction under an interim contract. The contract totals Euro 17.1 million (approximately $19.6 million) plus A$21.8 million (approximately $14.1 million), to be paid on a milestone basis.

Subsequently, on August 21, 2003, the Company finalized a $47 million debt facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the project. The financing facility includes a six year senior amortizing loan facility of $40 million repayable in equal semi-annual installments, a subordinated convertible loan facility of $5 million at a conversion price of $1.43 (calculated as a 130% premium to the average closing price of Rio Narcea's shares during the months of November and December 2002), a stand-by senior cost over-run facility of $2 million, a nickel and copper hedging facility to cover the equivalent of 50% of payable nickel during the term of the loan (equivalent to 18% of the open pit reserves), and a foreign exchange hedging facility to cover the equivalent of 66% of the operating expenses denominated in Euros during the term of the loan.

6. SUBSEQUENT EVENTS (continued)

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and six months ended June 30, 2003 and 2002 (unaudited)

In addition, Rio Narcea was awarded a subsidy equivalent to 2.5% interest over the life of the loan facility on the first Euro 35 million ($39 million) drawn down. The subsidy is subject to the execution of certain agreements between the Extremadura Regional Government and the lenders under the loan facility. The Company was also granted a non-reimbursable subsidy of approximately $7.4 million (Euro 6.7 million) from the Regional Development Department of the Government of Spain for the Aguablanca project.

Equity Issue

On August 22, 2003, Rio Narcea entered into an agreement with a syndicate of underwriters co-led by BMO Nesbitt Burns Inc., Haywood Securities Inc. and Sprott Securities Inc. under which the underwriters have agreed to buy 16.1 million units from Rio Narcea and sell to the public at a price of CDN$2.80 per unit, representing a total amount of CDN$45.1 million ($32.2 million). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which is expected on or about September 11, 2003.

7. COMPARATIVE FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period financial statements.